TeliaSonera: Xfera selects Ericsson as Equipment Supplier for the Deployment of its 3G Network

STOCKHOLM, Sweden--(BUSINESS WIRE)--Aug. 2, 2006--Xfera, the fourth Spanish mobile operator and a subsidiary of TeliaSonera (STO:TLSN) (HEX:TLS1V), has reached an agreement with Ericsson for the supply of radio, network and service equipment plus all installation services for this equipment to ensure the launching of 3G mobile telephone operations before the end of the year, following the requirements made by the Ministry of Industry. The agreement ensures Xfera with a population coverage of 26 percent before the end of the year, slightly superior to the requirements made by the Ministry of Industry.

"This agreement with Ericsson is our first milestone since we re-launched the project in June. Also, we have reached the agreement before the planned deadline and in line with the estimated investments made in our strategic plan", says Johan Andsjo, President of  Xfera.

The new agreement with Ericsson is in addition to an existing contract between Xfera and Ericsson, and both agreements in total include the technical resources needed for 2,000 sites which encompass a population coverage of 40 percent with Xfera's own quality network. Additionally there is an option for further 1,500 sites during a 3 year period.

Johan Andsjo points out: "We placed an earlier order with Ericsson for 450 nodes and we are working hard to ensure that Spain will have a new and competitive mobile telephone offer before the end of the year."

Since the June announcement of the plans, TeliaSonera's project team, comprising competencies within start-up operations, products and services, mobile networks, marketing and communications has commenced its work. Marketing and services plans have been fine-tuned in order to be able to launch commercially at end of 2006 based on a UMTS network including the seven largest Spanish cities in combination with national GSM roaming.

About Xfera

Xfera is the mobile telecommunications company in Spain which has been awarded with the fourth licence to provide 3G mobile phone services, enabling voice and data transmission with a superior quality, as well as other advanced services such as video calls. The company is owned by TeliaSonera, the leading telecommunications company in the Nordic and Baltic regions with an ownership share of 76.6%. ACS, the building and services group has a share of 17%, FCC has a 3.4% share and Telvent holds a 3% share. Xfera will launch operations at the end of 2006, based on national GSM roaming and the roll-out of a UMTS network in Spain in accordance with the 3G license conditions.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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